UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2026

Commission File Number: 001-42907

Charming Medical Limited

Units 1803-1806, 18/F, Hang Lung Centre
2-20 Paterson Street, Causeway Bay, Hong Kong

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒  Form 40-F ☐

Voluntary Adoption of Corporate Governance Enhancement Measures

Charming Medical Limited, a British Virgin Islands company incorporated with limited liability (the “Company”), today announced that its board of directors (the “Board”) has approved, and the Company has voluntarily adopted, a series of corporate governance enhancement measures. The measures described below are intended to strengthen the Company’s overall corporate governance and enhance the protection of the Company’s public shareholders.

Lock-Up Undertaking by Majority Shareholder

On July 20, 2026, the Company entered into a lock-up agreement (the “Lock-Up Agreement”) with Ms. Kit Wong, the Company’s Chief Executive Officer and Chairman of the Board (“Ms. Wong”). Pursuant to the Lock-Up Agreement, Ms. Wong has agreed that, for a period of one year from the date of the Lock-Up Agreement, she will not, directly or indirectly, (i) offer, sell, contract to sell, pledge, grant any option to purchase, lend or otherwise transfer or dispose of any Class A ordinary shares, par value US$0.0001 per share, of the Company (“Class A Ordinary Shares”) or any securities convertible into or exercisable or exchangeable for Class A Ordinary Shares of the Company, whether now owned or hereafter acquired by her or with respect to which she has or hereafter acquires the power of disposition, or (ii) enter into any swap, hedge or other arrangement that transfers to another person, in whole or in part, any of the economic consequences of ownership of such securities, in each case subject to limited customary exceptions set forth in the Lock-Up Agreement.

Election Not to Rely on Foreign Private Issuer Exemptions

The Company has elected to no longer rely on any of the exemptions from Nasdaq’s corporate governance requirements available to foreign private issuers under Nasdaq Listing Rule 5615(a)(3), including the ability to follow home country practice in lieu of Nasdaq’s corporate governance standards. Accordingly, the Company intends to comply with all corporate governance requirements under the Nasdaq listing rules applicable to U.S. domestic issuers, including, without limitation, the requirements relating to board and committee composition, the shareholder approval requirements of Nasdaq Listing Rule 5635 in respect of issuances of securities, and the requirements relating to the solicitation of proxies and holding of annual meetings of shareholders. The Company will continue to qualify as a foreign private issuer for purposes of its reporting obligations under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

Abolition of the Dual-Class Share Structure; Surrender of Class B Ordinary Shares

Ms. Wong has irrevocably undertaken to surrender to the Company, unconditionally and for no consideration, all 2,000,000 Class B ordinary shares of the Company, par value US$0.0001 per share (the “Class B Ordinary Shares”), held by her, representing all of the issued and outstanding Class B Ordinary Shares. Each Class B Ordinary Share carries twenty (20) votes, and the Class A Ordinary Shares and Class B Ordinary Shares held by Ms. Wong together represented approximately 91.25% of the aggregate voting power of the Company immediately following the Company’s initial public offering. The surrender will be effected by written notice of surrender in accordance with the Company’s memorandum and articles of association and the BVI Business Companies Act, 2004 (as amended), and the surrendered Class B Ordinary Shares will be cancelled upon surrender. Following such cancellation, no Class B Ordinary Shares will remain in issue, and each shareholder of the Company will be entitled to one (1) vote per share on all matters submitted to a vote of shareholders. Immediately following the surrender and cancellation of the Class B Ordinary Shares and the abolition of the dual-class share structure, the Company will have 15,178,000 Ordinary Shares issued and outstanding, of which Ms. Wong will hold 10,350,360 Ordinary Shares, representing approximately 68.19% of the issued and outstanding Ordinary Shares and of the aggregate voting power of the Company. The Company further intends to convene a meeting of its shareholders to approve amendments to the Company’s memorandum and articles of association to abolish the dual-class share structure in its entirety.

The Board believes that the foregoing measures are in the best interests of the Company and its shareholders as a whole. There can be no assurance, however, as to when or whether trading in its ordinary shares will resume, or that the Company will be able to maintain its listing on Nasdaq. The Company will continue to cooperate with Nasdaq and the SEC and will keep its shareholders and the market informed of the status of these matters as and when appropriate. There can be no assurance as to the timing, completion or outcome of any of the measures described in this current report.

Forward-Looking Statements

This current report contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Exchange Act. These forward-looking statements include, without limitation, statements regarding the implementation and expected effects of the corporate governance measures described above, the proposed surrender and cancellation of the Class B Ordinary Shares, the proposed amendments to the Company’s memorandum and articles of association, and the potential resumption of trading in, and continued listing of, the Class A Ordinary Shares on Nasdaq. Forward-looking statements involve inherent risks and uncertainties, and actual results may differ materially from those contemplated by such statements as a result of various factors, including those described in the Company’s filings with the SEC. All information provided in this current report is as of the date hereof, and the Company undertakes no obligation to update any forward-looking statement, except as required under applicable law.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Charming Medical Limited

Date: July 21, 2026	By:	/s/ Kit Wong
	Name:	Kit Wong
	Title:	Chief Executive Officer and
Chairman of the Board

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